EDUARDO ROSSELOT

Mining Engineer, C.Eng., MIMMM

Pastor Fernandez 16,985, Lo Barnechea, Santiago, 771-0032, Chile

Tel. 56-2-6510800; Fax 56-2-6510890

CERTIFICATE OF QUALIFIED PERSON

I, Eduardo Rosselot, do hereby certify that:

1. I am a Mining Engineer. My address is Pastor Fernandez 16,985, Lo Barnechea, Santiago, 771-0032, Chile

2. This certificate applies to the Technical Report titled Cerro Moro Gold-Silver Project, Second Preliminary Economic Assessment, Technical Report NI 43-101 (the "Technical Report") dated August 2, 2011.

3. I am a practicing Mining Engineer, Universidad de Chile.

4. I am a a Chartered Engineer and a member in good standing of The Institute of Materials, Minerals and Mining (C.Eng. MIMMM, Membership No. 448843). I am a professional member of Colegio de Ingenieros de Chile (Membership No. 24213).

5. I have worked as a Mining Engineer for almost 25 years. Currently I am an Associate consultant and Senior Mining Engineer with NCL Ingeniería y Construcción Ltd.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I have not visited site. However, Carlos Guzman, member of the AusIMM, employee of NCL, and Qualified Person for Extorre's December 2010 PEA, has been to site and worked with myself and the NCL team on the current PEA.

8. I am responsible for sections Section 16.1, parts of Section 18.3, Section 21 and 22 of the Technical Report (NI 43-101).

9. I am independent of Extorre Gold Mines Limited as described in section 1.4 of NI 43-101.

10. I have had no prior involvement with the project.

11. I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

12. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of August, 2011

____
Eduardo Rosselot